SERATOSA INC.

SINO FAVOUR CENTRE, SUITE 1203

1 ON YIP STREET CHAIWAN K3 HKSAR

Via Federal Electronic Submission

January 26, 2015

Securities and Exchange Commission

Division of Corporation Finance

Mail-Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Jennifer Thompson

RE:

Seratosa Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 27, 2014

Form 10-Q for the Fiscal Quarter Ended September 30, 2014

Filed November 19, 2014

Form 10-Q for the Fiscal Quarter Ended June 30, 2014

Filed August 12, 2014

Form 10-Q for the Fiscal Quarter Ended March 31, 2014

Filed May 7, 2014

File No. 000-53506

Dear Ms. Thompson:

We hereby transmit for review, Amendments No. 1 to our Form 10-K for the Fiscal Year Ended December 31, 2013, our Form 10-Q for the Fiscal Quarter Ended September 30, 2014, our Form 10-Q for the Fiscal Quarter Ended June 30, 2014, and our Form 10-Q for the Fiscal Quarter Ended March 31, 2014 (File No. 000-53506) .

In addition, this cover letter is being filed on EDGAR in response to the Staff’s comment letter to us, dated December 30, 2014, in connection with our above referenced 10-K and 10-Q filings.  Responses to the comments contained in the comment letter correspond to the numbers below.  Page numbers refer to the page numbers of the Amendments No. 1 to our 10-K/A and 10-Q/A filings.

1.  In response to comment 1, we have amended our December 31, 2013 Form 10-K to include the report of our independent auditor for the financial statements for the year ended December 31, 2012.

2.  In response to comment 2, we have amended our three reports on Form 10-Q to provide our management's conclusion regarding the effectiveness of our disclosure controls and procedures as of the end of those periods.  These revisions are contained in Item 4 of each report.

3.  In response to comment 3, we have adjusted the management's certification exhibits of Form 10-Q for the fiscal quarters ended March 31 and June 30, 2014, to reference the correct legal name of the company.

Please do not hesitate to contact us at (408) 548-7520 or email, b@bay2peak.com, should you have any questions about the contents of this letter.

Sincerely,

/s/Brent Suen

Brant Suen

President & Chief Executive Officer

Seratosa Inc.